Exhibit 99.1

Kamada Announces Interim Results from Phase 2 Clinical Trial of
Intravenous Alpha-1 Antitrypsin Treatment for Prevention of Lung
Transplant Rejection

Kamada’s IV AAT Demonstrated Favorable Safety and Tolerability Profile in 10 Patients
During First Six Months of Treatment, Consistent with Previously Observed Results in Other Indications

Next Interim Report Expected in H2 2018 Following Completion of One Year of Treatment

Top-line Results Anticipated in H2 2019

Rehovot, Israel, January 8, 2018 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced interim results from the Company’s Phase 2 trial of intravenous Alpha-1 Antitrypsin (IV AAT) for the prevention of lung transplant rejection. The study is being conducted in collaboration with Shire plc at the Rabin Medical Center - Beilinson Hospital in Israel, and is being led by Prof. Mordechai R. Kramer, M.D., Director of the Institute of Pulmonary Medicine at the Hospital.

The Phase 2 trial is a randomized, open-label study of 30 lung transplant patients to evaluate the safety and efficacy of IV AAT to prevent lung transplantation rejection compared with standard-of-care treatment (SOC). The study is randomized 2:1, with 20 patients in the treatment group receiving IV AAT in combination with SOC (AAT+SOC), and 10 patients in the control group receiving SOC. This is a two-year study, with the first year consisting of an evaluation of treatment with AAT+SOC vs. SOC, and then an additional one-year of follow-up.

In May 2017, the last of the 30 patients to be recruited entered the study and began treatment. The interim report summarizes data from the first six months of treatment for the initial 16 patients in the study. Ten of these 16 patients are in the AAT+SOC group, and six are in the SOC arm. To date, six patients have died (four patients in the AAT+SOC arm, and two in the SOC group) from common transplant-related complications unrelated to treatment with IV AAT.

Out of the 10 total patients who lived throughout the six-month treatment period, four experienced acute rejection post transplantation, but survived and their situation improved and stabilized. Two of the patients who experienced the acute rejections were in the AAT+SOC arm, but their situation resolved without the need to change treatment; the other two patients were in the SOC group and their situation resolved, with one of them changing treatment. Moreover, pulmonary function, which is a key indicator of acute or chronic rejection, improved and was found to be stable in all 10 patients who are alive following six months of treatment.

Kamada’s IV AAT demonstrated a favorable safety and tolerability profile, consistent with the results observed in previous clinical studies in different indications. None of the adverse events (AEs) or serious adverse events (SAEs) observed to date were considered to be related to treatment with IV AAT.  During the six months of treatment, the six patients in the SOC group had a total of 28 AEs, while the 10 patients in the AAT+SOC arm had a total of 36 AEs. This represents a rate of 3.6 AEs and 2.5 AEs per 100 days of treatment in the SOC and AAT+SOC arms, respectively. Out of the 28 AEs in the SOC group, four were SAEs, while out of the 36 AEs in the AAT+SOC arm, three were SAEs. This represents a rate of 0.51 SAEs and 0.2 SAEs per 100 days of treatment in the SOC and AAT+SOC arms, respectively.

“We look forward to the next interim results following one-year of treatment for all patients, expected in the second half of 2018, as well as top-line results from the Phase 2, anticipated in the second half of 2019,” said Naveh Tov, M.D., Ph.D., Vice President, Clinical Development and Medical Director for Pulmonary Diseases at Kamada. “The next interim report will include additional efficacy measures, including lung rejections (acute and chronic), pulmonary function, pulmonary infections, primary graft dysfunction, number of days on ventilator machine, and hospitalization duration.”

Shire has distribution rights and an exclusive license to Kamada’s IV AAT product for all IV indications in the U.S., Canada, Australia, and New Zealand, while Kamada maintains rights in all other territories and all other AAT routes of administration.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com